MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
FORM 51-502F1

This Management’s Discussion and Analysis (“MD&A”) reviews the activities of First Point Minerals Corp. (“First Point”, or the “Company”) and compares the financial results for the first quarter of 2004 with those of the corresponding quarter of 2003. In order to gain a more complete understanding of First Point’s financial condition and results of operations, this MD&A should be read in conjunction with the financial statements and accompanying notes for the relevant periods, copies of which are filed on the SEDAR website.

First Point prepares its financial statements in accordance with Canadian generally accepted accounting principles, and these statements are filed with the relevant regulatory authorities in Canada. All monetary amounts are in Canadian dollars unless otherwise noted.

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of First Point is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward-looking information.

The forward-looking information is only made as of the date of this MD&A, May 27, 2004 (the “Report Date”)

1.         Overview

First Point was incorporated as a junior capital pool company in the province of Alberta on February 2, 1995, and established itself as a mineral exploration company in June 1996. The Company’s exploration efforts at the present time are focused on the exploration and development of precious metal properties in Central America, principally in Honduras and Nicaragua, with three mineral properties and several exploration projects in Central America. First Point is also doing reconnaissance exploration in Peru.

Effective January 16, 2004, First Point entered into an agreement (the “Shareholders Agreement”) with Menominee River Exploration Co. LLC, a Michigan limited liability company, (“MREC”) and certain individuals who are the shareholders of MREC for the purposes of advancing First Point’s Cedros property in Honduras, and MREC’s Back Forty property in the Upper Peninsula of Michigan. A new company, Aquila Resources Corp. (“Aquila”), was formed under the Canada Business Corporations Act and First Point and MREC have contributed the Cedros and Back Forty properties, respectively, to Aquila. Aquila’s principal focus will be on zinc and copper deposits with commercially important gold and/or silver credits.

In consideration for contributing the Cedros property to Aquila and agreeing to provide the management services required to take Aquila public by means of a listing on a Canadian stock exchange, First Point received 2,215,569 common shares of Aquila. In addition, First Point subscribed for 253,208 common shares at $0.35 per share. As a consequence of these transactions, First Point acquired an ownership interest in Aquila of approximately 22%.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
FORM 51-502F1

2.         Results of Operations

First Point explores for precious metal deposits, none of which have been advanced to the point where a production decision can be made. The Company has no producing properties, and no sales or revenues.

The net loss for the quarter ended March 31, 2004 was $612,749 (2002 - $102,208). The increase is largely attributable to two factors: a $361,216 write-off (2003 - Nil) of mineral properties and a significant increase in general exploration expenses to $176,259 (2003 - $64,037). Except for wages and benefits, most other categories of expense in the first quarter of 2004 were of a similar magnitude to what was incurred in 2003. The increase in wages and benefits from 2003 to 2004 was due to an increase in the number of employees.

Nicaraguan operations:

The Company incurred gross expenditures on its Rio Luna property during the first quarter of 2004 of $244,968 (2003 - $ 24,570). See the consolidated statement of project and general exploration expenses for the three months ended March 31, 2004 and 2003 on the next two pages of this MD&A.

First Point entered into an option to purchase agreement in December 2002 to acquire a 100% interest in the Rio Luna gold property. Exploration on the property during 2003 identified 8.8 kilometers of strike length in several vein systems. The Nicaraguan authorities granted First Point a drilling permit in December 2003 for the Rio Luna property. Concurrently, First Point signed a contract with a drilling contractor for a minimum of 2000 meters of diamond drilling in approximately 20 holes. Four areas were designated for drilling: Balsamo, Balsamo East, Santa Rita and El Rodeo.

A number of problems arose in clearing the drilling equipment through Nicaraguan customs, which delayed the start of drilling into February 2004. However, by the end of the first quarter, four holes had been completed in each of the Balsamo and Balsamo East target areas and drilling had commenced in the Santa Rita target area. Drilling expenditures during the quarter were $140,761, representing slightly more than half the total expenditures on the Rio Luna project during this period.

By the Report Date, the original work plan, for a total of 2000 meters of drilling, was essentially completed, with 19 holes having been drilled, 15 of which encountered the mineralized structure and showed anomalous gold values. Several of the holes intersected ore grade mineralization over widths of one to three meters, with occasional intercepts of greater width, but lower grade. The interested reader is referred to the Company’s press releases for a more comprehensive disclosure of the drill results. As a general observation, it appears the initial phase of drilling tested the mineralized structures at too shallow a depth. Consequently, the next phase of drilling has been designed to intercept the target areas at greater depth.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
FORM 51-502F1

FIRST POINT MINERALS CORP.
STATEMENT OF PROJECT AND GENERAL EXPLORATION EXPENDITURES
THREE MONTHS ENDED MARCH 31, 2004

	PROJECT EXPLORATION				GENERAL EXPLORATION
	HONDURAS			NICARAGUA	BHP	CENT&SO
	Cacamuya	Guayape	Cedros	Rio Luna	Billiton	AMERICA	OTHER	TOTAL
	$	$	$	$	$	$	$	$
BALANCE - December 31, 2003	1,973,594	-	1,136,636	238,743	-	-	-	3,348,973

Property Acquisition and Option Costs	13,107							13,107
Field - Community Relations	2,196			2	77			2,275
Field – Drilling				140,761				140,761
Field - Food & Accommodation	21		29	7,366	6,591	1,137	70	15,214
Field – Labour	3,886			8,699	12,573			25,158
Field - Office Rent & Communication	488		560	1,055	940	79		3,122
Field – Supplies			59	2,457	2,023	165		4,704
Field - Transportation & Freight	53		159	8,275	18,967	2,050		29,504
Assaying & Analysis					23,390	3,836		27,226
Computer Usage	50			390	650	780	170	2,040
Environmental & Reclamation				34				34
Geological & Technical Services				31,932	16,682	8,293		56,907
Legal & Accounting Fees	1,321	2,780	1,248	1,906				7,255
Office Costs/Communications	37				122	2,119		2,278
Property Taxes	4,698							4,698
Salaries/Employee Benefits	1,511			10,311	17,029	25,540	5,512	59,903
Travel & Accommodation	625			3,348	2,566	2,302	83	8,924
General Administration	1,956	364	271	28,433	13,340	6,078	768	51,210
TOTAL EXPLORATION EXPENDITURES	29,949	3,144	2,326	244,968	114,950	52,379	6,603	454,319

WRITEOFF: GENERAL EXPLORATION			(2,326)		(114,950)	(52,379)	(6,603)	(176,259)
DEFERRED EXPLORATION			(1,136,636)					(1,136,636)

NET DEFERRED EXPLORATION	29,949	3,144	(1,136,636)	244,968	0	0	0	(858,576)

BALANCE - March 31, 2004	2,003,543	3,144	0	483,710	0	0	0	2,490,397

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
FORM 51-502F1

FIRST POINT MINERALS CORP.
STATEMENT OF PROJECT AND GENERAL EXPLORATION EXPENDITURES
THREE MONTHS ENDED MARCH 31, 2003

	PROJECT EXPLORATION		GENERAL EXPLORATION
	HONDURAS	NICARAGUA	BHP Bilton	OTHER	TOTAL
	$	$	$	$	$
BALANCE - December 31, 2002	2,710,304	28,382	0	0	2,738,686

Property Acquisition and Option Costs	2,273	-	-	-	2,273
Field – Drilling	196,464	-	-	-	196,464
Field - Food & Accommodation	2,466	1,216	-	2,419	6,101
Field – Labour	15,771	8,200	-	155	24,126
Field - Office Rent & Communication	2,449	227	-	41	2,717
Field – Supplies	1,590	933	-	563	3,086
Field - Transportation & Freight	5,927	4,537	-	3,890	14,354
Assaying & Analysis	2,741	3,110	-	-	5,851
Computer Usage	1,880	170	130	1,510	3,690
Environmental & Reclamation	203	-	-	-	203
Geological & Technical Services	40	1,384	3,075	10,412	14,911
Legal & Accounting Fees	14	-	-	-	14
Office Costs/Communications	200	140	187	195	722
Salaries/Employee Benefits	31,062	2,791	1,998	38,301	74,152
Travel & Accommodation	1,115	48	-	1,824	2,987
General Administration	20,876	1,814	430	4,727	27,847
TOTAL EXPLORATION EXPENDITURES	285,071	24,570	5,820	64,037	379,498

WRITE OFF: GENERAL EXPLORATION			-	(64,037)	(64,037)
DEFERRED EXPLORATION	-	-	-		0

NET DEFERRED EXPLORATION	285,071	24,570	5,820	0	315,461

BALANCE - March 31, 2003	2,995,375	52,952	5,820	0	3,054,147

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
FORM 51-502F1

Management is preparing a work plan and budget for a follow-on drilling program of up to a further 1000 meters. If this program is approved, work will commence in June. However, the pace at which drilling proceeds will probably be slower, owing to the onset of the summer rainy season, which persists into August. Heavy rains and run-off create difficult conditions for moving equipment and supplies along the temporary dirt roads constructed to gain access to the various drill sites.

Honduran operations:

First Point’s deferred exploration expenditures on its Honduran mineral properties during the first quarter of 2004 were less than $35,000, as the Company’s exploration personnel were deployed to work on higher priority programs elsewhere during much of the quarter.

During the quarter, First Point was granted another exploration concession, covering the Guayape property, generated through the efforts of Company’s reconnaissance exploration program of rock outcrop and stream sediment sampling in Honduras. During the second quarter, additional reconnaissance-level exploration will be carried out on this concession to identify targets for a more intensive, but localized, exploration effort.

BHP Billiton exploration and property option agreement:

In 2003 First Point entered into an agreement with BHP Billiton to explore for large porphyry copper-gold deposits in Honduras, Nicaragua and El Salvador. Under the terms of the agreement the parties are funding an exploration program with a budget of US$200,000. The program is managed by First Point and is anticipated to be completed by June of this year. Stream sediment sampling has been completed over several large prospective areas in Honduras and Nicaragua. The data is being analyzed and recommendations will be made to BHP Billiton as to which targets to take to the next stage. Cumulative expenditures on the program through March 31, 2004 amounted to US$ 201,642, exclusive of a management fee payable to the Company for acting as manager of the project. The fee is 7.5% of cumulative expenditures.

Aquila Resources Corp.:

The Company vended the Cedros zinc-silver property in Honduras to Aquila Resources Corp. for Aquila common shares, pursuant to an agreement effective January 16, 2004. This property has been kept on a “care and maintenance” basis for the past several years, awaiting higher metal prices. The surge in commodity prices that has occurred over the last several months has presented an opportunity to raise funds for exploration programs, and the Company was of the view that shareholder value from the Cedros property could best be enhanced by transferring ownership of that property to an entity focused on exploring and developing base metal properties.

Aquila also acquired the Back Forty zinc-gold deposit in Michigan, and intends to build, over time, a portfolio of base metal properties. Aquila anticipates raising several millions of dollars over the next few months in order to finance an aggressive exploration program, directed primarily at advancing the Back Forty project. Initial discussions have been held with prospective sources of financing.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
FORM 51-502F1

The Back Forty is an advanced stage exploration project focusing on gold and massive sulfide targets. Early in 2002, drill testing of a geophysical anomaly resulted in the discovery of the LK massive sulfide zinc/gold deposit. Subsequent drilling in 2003 defined a potentially economic resource of zinc and gold rich massive sulfide mineralization, plus adjacent gold rich sections low in sulfides. The massive sulfide lenses show impressive widths and continuity. The potential to expand the three massive sulfide zones is excellent. The Main Zone massive sulfides remain open down plunge to the west, and ground geophysical surveys indicate probable extension in this direction for at least another 425 meters. The Tuff Zone massive sulfide is open at depth and along strike to the east, and has not been drilled along its surface projections where there is potential for enriched gossans similar to the East Zone. In addition there are impressive gold intercepts in a variety of host rocks peripheral to massive sulfide mineralization suggest strong potential for “gold only” style mineralization.

3.         Summary of Quarterly Results

The following tables summarize information derived from the Company’s financial statements for each of the eight most recently completed quarters:

		Quarter Ended:	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30
		Year:	2004	2003	2003	2003	2003	2002	2002	2002

(a)	Net sales or total revenue
		($000s)	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
(b)	Income (loss) from
	continuing operations:
	(i)	in total (000s)	$(259)	$(456)	$(155)	$(148)	$(107)	$(277)	$(81)	$(166)
	(ii)	per share(1)	$(0.00)	$(0.02)	$(0.01)	$(0.01)	$(0.00)	$(0.02)	$(0.00)	$(0.01)
(c)	Net income or loss:
	(i)	in total (000s)	$(613)	$(456)	$(158)	$(154)	$(102)	$(278)	$(72)	$(168)
	(ii)	per share(1)	$(0.02)	$(0.02)	$(0.01)	$(0.01)	$(0.00)	$(0.02)	$(0.00)	$(0.01)

	(1)	Fully diluted loss per share amounts have not been calculated as they would be anti-dilutive.

4.         Liquidity and Capital Resources

First Point finances its activities primarily by the private placement of securities. There is no assurance that equity funding will be accessible to First Point at the times and in the amounts required to fund the Company’s activities, as there are many conditions that are beyond the ability of First Point to control that will have a bearing on the level of investor interest in purchasing the Company’s securities.

Debt financing has not been used to fund the Company’s property acquisitions and exploration activities and First Point has no current plans to use debt financing. The Company has no “standby” credit facilities, nor any off-balance sheet arrangements and it does not use hedges or other financial derivatives.

Cash and Financial Conditions:

The Company’s cash position was $1,411,930 at March 31, 2004 ($1,869,354 at December 31, 2003).

The Company’s working capital was $1,326,207 at March 31, 2004 ($1,916,480 at December 31, 2003).

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
FORM 51-502F1

Investing Activities:

During the first quarter of 2004, the Company’s cash flow used for investing activities was $1,145,129 (2003 - $321,065), of which $864,073 (2003 - $Nil) was the investment in Aquila, and $278,060 (2003 - $315,461) was for mineral exploration expenditures that were deferred.

Financing Activities:

During the first quarter of 2004, the Company received $26,414 from the exercise of warrants. In the comparable 2003 period, a total of $158,750 was received from the exercise of options and warrants.

Outlook:

It is anticipated that for the foreseeable future, First Point will rely on the equities markets to meet its financing needs. The Company will also consider entering into joint venture arrangements to advance its projects.

The Board of Directors has approved a budget for 2004 that provides for $871,000 for corporate administrative and overhead costs and expenditures of approximately $760,000 on exploration of the Company’s properties, of which $402,000 has been budgeted for the Rio Luna project. The Company’s working capital will be used to fund these expenditures.

Outstanding share data as at the Report Date:

First Point had 31,153,454 shares outstanding, or 37,475,441 shares on a fully diluted basis on the Report Date. There are 3,271,987 warrants outstanding with conversion prices of $0.30 to $0.65 per share that expire at various dates ranging to December 9, 2005. In addition, there are 3,050,000 stock options outstanding under the Company’s incentive stock option plan. The stock options are exercisable at prices ranging from $0.19 to $0.55 per share, with expiry dates ranging to April 15, 2009. If the holders were to exercise all 6,321,987 shares issuable upon conversion of all warrants and exercise of all incentive stock options outstanding, the Company would receive an additional $2,210,872.

6.         Transactions with related parties

First Point paid $16,000 (2003 - $9,600) to companies controlled by certain officers of the Company for management and administrative services.

These transactions were in the normal course of operations and were measured at the agreed amount, which was the amount of consideration established and agreed to with the related parties.